Exhibit 99.1

T. ROWE PRICE GROUP REPORTS FIRST QUARTER 2012 RESULTS

Assets Under Management Increase to $555 Billion

BALTIMORE (April 24, 2012) – T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its first quarter of 2012 results, including net revenues of $728.7 million, net income of $197.5 million, and diluted earnings per common share of $.75. In the first quarter of 2011, net revenues were $682.4 million, net income was $194.6 million, and diluted earnings per common share was $.72.

Investment advisory revenues for the first quarter of 2012 increased $34.2 million to $623.0 million from the comparable 2011 period, as average assets under management were up $31.9 billion, or 6%. Assets under management at March 31, 2012 totaled a record $554.8 billion, an increase of $65.3 billion from $489.5 billion at December 31, 2011. The increase in the first quarter of 2012 is attributable to net cash inflows of $12.4 billion, including $4.2 billion originating in the target-date retirement portfolios, and market appreciation and income of $52.9 billion.

At March 31, 2012, assets under management include $325.4 billion in T. Rowe Price mutual funds distributed in the United States, and $229.4 billion in other managed investment portfolios. The firm’s target-date retirement portfolios had assets under management at March 31, 2012 of $78.8 billion, including $71.2 billion in the target-date retirement funds and $7.6 billion in the target-date retirement trusts.

From an investment performance standpoint, 75% of the T. Rowe Price funds across their share classes outperformed their comparable Lipper averages on a total return basis for the three-year period ended March 31, 2012, 88% outperformed for the five-year period, 76% outperformed for the 10-year period, and 73% outperformed for the one-year period. In addition, T. Rowe Price stock, bond and blended asset funds that ended the quarter with an overall rating of four or five stars from Morningstar account for nearly 83% of the firm’s rated funds’ assets under management. The firm’s target-date retirement funds – which provide simplified investment and retirement planning solutions for many clients – continue to deliver very attractive long-term performance, with at least 92% of these funds outperforming their comparable Lipper averages on a total return basis for the three- and five-year periods ended March 31, 2012.

Financial Highlights

Investment advisory revenues earned in the first quarter of 2012 from the T. Rowe Price mutual funds distributed in the United States were $425.9 million, an increase of $25.4 million, or 6%, from the comparable 2011 quarter. Average mutual fund assets under management in the first quarter of 2012 were $312.4 billion, an increase of 7% from the average for the first quarter of 2011. Money market fees voluntarily waived by the firm to maintain positive yields for fund investors in the first quarter of 2012 were $8.8 million compared with $7.0 million in the comparable 2011 quarter.

Mutual fund assets at March 31, 2012 were $325.4 billion, an increase of $36.0 billion from the end of 2011. Net inflows during the first quarter of 2012 were $5.3 billion, including $3.5 billion into the bond funds and $2.5 billion into the stock and blended asset funds. The money market funds had net outflows of $.7 billion. Mutual fund net inflow amounts for the first quarter of 2012 are presented net of $3.7 billion that was transferred to the other investment portfolios. These transfers were primarily from the target-date retirement funds to the target-date retirement trusts. The firm expects that additional transfers to these retirement trusts are likely to occur in the future. Higher market valuations and income increased mutual fund assets under management by $30.7 billion during the first quarter of 2012.

Investment advisory revenues earned on the other investment portfolios were $197.1 million for the first quarter of 2012 compared to $188.3 million earned in the comparable 2011 quarter. Average assets in these portfolios were $217.9 billion during the first quarter of 2012, an increase of $11.5 billion, or nearly 6%, from the 2011 quarter. Net inflows of $7.1 billion and market appreciation and income of $22.2 billion increased assets under management in these portfolios by $29.3 billion during the first quarter of 2012 to $229.4 billion at March 31, 2012. Net inflows during the first quarter of 2012 include the $3.7 billion transferred from the mutual funds with the remainder being sourced primarily from third-party intermediaries. Investors domiciled outside the United States accounted for 11% of the firm’s assets under management at March 31, 2012.

Distribution and servicing fee revenue earned from 12b-1 plans of the Advisor, R and variable annuity class shares of the firm’s sponsored portfolios were $22.2 million in the first quarter of 2012, an increase of $9.5 million from the 2011 quarter. The increase in these 12b-1 fees is primarily a result of fees earned on the R class shares in the first quarter of 2012 for which the comparable 2011 quarterly revenue was netted against related distribution and servicing costs. These fees are entirely offset by the distribution and servicing costs paid to third-party financial intermediaries that source such shares.

Operating expenses were $412.5 million in the first quarter of 2012, up $41.6 million from the 2011 quarter due primarily to increases in compensation and related costs and distribution and servicing costs. Higher compensation and related costs of $17.8 million are primarily attributable to an increase in the firm’s number of associates, base salaries and variable compensation, and the costs of employee benefits. The firm has increased its average staff size by nearly 3% from the first quarter of 2011, and employed 5,230 associates at March 31, 2012.

Advertising and promotion expenditures were $25.8 million in the first quarter of 2012 compared to $25.4 million in the comparable 2011 period. The firm currently expects that its advertising and promotion expenditures for the remainder of 2012 will increase modestly over 2011 levels. The firm varies its level of spending based on market conditions and investor demand as well as its efforts to expand its investor base in the United States and abroad.

Other operating expenses were $54.6 million in the first quarter of 2012, an increase of $9.0 million from the comparable 2011 period. The increase is due to higher costs incurred to meet growing business demands as well as the reclassification of $5.3 million in certain third-party servicing costs that were previously reported as reductions of advisory and administrative fee revenues in the first quarter of 2011.

The provision for income taxes as a percentage of pretax income for the first quarter of 2012 is 38.5%, which is slightly higher then the 38.2% effective tax rate for the full-year 2011, due to certain adjustments made to prior year tax accruals. The firm currently estimates its effective rate for 2012 will be 38.3%.

T. Rowe Price remains debt-free with ample liquidity, including cash and mutual fund investment holdings of $1.9 billion. During the first quarter of 2012, the firm funded the $18.6 million invested in capitalized technology and facilities from operating cash flows. The firm is planning 2012 capital expenditures of about $100 million for property and equipment additions, which it expects to fund with operating resources. During the first quarter of 2012, the firm increased its quarterly dividend rate by 10% to $.34 over the previous quarterly dividend rate of $.31. This increase marked the 26th consecutive year since the firm’s initial public offering that the company will have raised its annual dividend.

Management Commentary

James A.C. Kennedy, the company’s chief executive officer and president, commented: “Signs of economic improvement, healthy corporate earnings, and continued central bank easing extended the rebound that began in the final months of 2011 through the first quarter of 2012. We are pleased that in this environment, existing and new clients continued to look to us for investment solutions and entrusted us with their investments. Record quarterly client inflows combined with market appreciation boosted the firm’s ending and quarterly average assets under management to a record high for a quarter-end period.

“We recognize that the market returns we saw in the first quarter would generally not be repeatable during the balance of the year. Markets remain anxious about continued economic weakness and financial uncertainty in Europe, U.S. budget issues, higher energy prices, political turbulence in the Middle East, and slowing growth in China. Still, the U.S. economy seems to be improving, valuations are generally reasonable, and corporate balance sheets remain healthy. Over time, solid fundamentals should continue to provide attractive investment opportunities.”

In closing, Mr. Kennedy said: “With this summer’s 75th anniversary of our firm’s founding, it is reassuring that the principled pursuit of clients’ success – which was the foundation upon which Thomas Rowe Price, Jr. built the firm – remains the guiding principle for us today. By staying true to our values, and maintaining a long-term perspective and collaborative environment for our talented and dedicated associates, we are confident that our clients, and thereby our firm and stockholders, will continue to achieve success in the future.”

Other Matters

The financial results presented in this release are unaudited. The firm expects that it will file its Form 10-Q Quarterly Report for the first quarter of 2012 with the U.S. Securities and Exchange Commission later today. The Form 10-Q will include additional information on the firm’s unaudited financial results at March 31, 2012.

Certain statements in this press release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per common share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated tax rates, and expectations regarding financial results, future transactions, investments, capital expenditures, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm’s 2012 Form 10-K report.

Founded in 1937, Baltimore-based T. Rowe Price (troweprice.com) is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price’s disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in millions, except per-share amounts)

	$000000000	$000000000
	Three months ended
	3/31/2011	3/31/2012
Revenues
Investment advisory fees	$588.8	$623.0
Administrative fees	80.4	82.9
Distribution and servicing fees	12.7	22.2
Net revenues of savings bank subsidiary	0.5	0.6

Net revenues	682.4	728.7

Operating expenses
Compensation and related costs	242.9	260.7
Advertising and promotion	25.4	25.8
Distribution and servicing costs	12.7	22.2
Depreciation and amortization of property and equipment	16.6	19.1
Occupancy and facility costs	27.7	30.1
Other operating expenses	45.6	54.6

Total operating expenses	370.9	412.5

Net operating income	311.5	316.2
Non-operating investment income	3.9	5.1

Income before income taxes	315.4	321.3
Provision for income taxes	120.8	123.8

Net income	$194.6	$197.5

Net income allocated to common stockholders
Net income	$194.6	$197.5
Less: net income allocated to outstanding restricted stock and stock unit holders	(0.8)	(1.0)

Net income allocated to common stockholders	$193.8	$196.5

Earnings per share on common stock
Basic	$.75	$.78

Diluted	$.72	$.75

Dividends declared per share	$.31	$.34

Weighted average common shares
Outstanding	258.7	253.1

Outstanding assuming dilution	268.5	261.0

	Three months ended
Investment Advisory Revenues (in millions)	3/31/2011	3/31/2012
Sponsored mutual funds in the U.S.
Stock and blended asset	$327.0	$344.1
Bond and money market	73.5	81.8

	400.5	425.9
Other portfolios
Stock and blended asset	154.8	157.4
Bond, money market and stable value	33.5	39.7

	188.3	197.1

Total	$588.8	$623.0

	Average during the first quarter		As of
Assets Under Management (in billions)	2011	2012	12/31/2011	3/31/2012
Sponsored mutual funds in the U.S.
Stock and blended asset	$220.8	$232.1	$211.7	$243.4
Bond and money market	71.2	80.3	77.7	82.0

	292.0	312.4	289.4	325.4
Other portfolios
Stock and blended asset	154.6	156.0	140.7	165.7
Bond, money market and stable value	51.8	61.9	59.4	63.7

	206.4	217.9	200.1	229.4

Total	$498.4	$530.3	$489.5	$554.8

Stock and blended asset portfolios			$352.4	$409.1
Fixed income portfolios			137.1	145.7

Total			$489.5	$554.8

	Three months ended
Condensed Consolidated Cash Flows Information (in millions)	3/31/2011	3/31/2012
Cash provided by operating activities, including $24.1 of stock-based compensation in 2012	$336.0	$265.8
Cash used in investing activities, including ($18.6) for additions to property and equipment in 2012	(17.0)	(9.3)
Cash used in financing activities, including dividends paid of ($86.8) in 2012	(67.2)	(50.9)

Net change in cash during the period	$251.8	$205.6

Condensed Consolidated Balance Sheet Information (in millions)	12/31/2011	3/31/2012
Cash and cash equivalents	$897.9	$1,103.5
Accounts receivable	304.5	322.5
Investments in sponsored mutual funds	764.5	836.8
Property and equipment	567.4	564.7
Goodwill	665.7	665.7
Debt securities held by savings bank subsidiary, other investments and other assets	570.3	583.7

Total assets	3,770.3	4,076.9
Total liabilities	349.6	446.8

Stockholders’ equity, 254.9 common shares outstanding in 2012, including net unrealized holding gains of $152.1 in 2012	$3,420.7	$3,630.1